
Emergis


SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C.
202
SECTION

February 11, 2005

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549




05005919

SUPPL

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

BCE Emergis Inc.
Re: ~~Emergis Inc.~~ (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis reports fourth quarter financial results" together with the interim financial statements, dated February 1, 2005; and
- News Release entitled "Emergis announces retirement of Robert Kearney from its Board of Directors", dated February 7, 2005.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341.

Very truly yours,

JS/sll
Enclosures

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Emergis Inc.
1155 René-Lévesque Blvd. W.
Suite 2200
Montréal, Québec - H3B 4T3
Tel.: 514-868-2341
Fax: 514-868-2340


SEC MAIL
RECEIVED
FEB 16 2005
WASH, D.C. 202
SECTION


Emergis

> > > News release

Emergis reports fourth quarter financial results

- Q4 revenue at $45.6 M, up 6% from Q4 2003 core revenue
- Q4 EBITDA excluding restructuring charges at $5.9 M, up 11% from Q4 2003
- New restructuring initiative undertaken in quarter positions Company for 2005
- Signed contracts with Desjardins Group, Fiserv Lending Solutions and MAXIMUS Canada

Montréal, February 2, 2005 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three-month period ended December 31, 2004.

Revenue for the quarter was $45.6 million compared to $68.0 million ($43.1 million excluding non-core revenue) in the fourth quarter of 2003. Non-core operations[1] ceased as of June 30, 2004. Excluding one-time items, EBITDA[2] was $5.9 million compared to $5.3 million in the fourth quarter last year, and the net loss from continuing operations was $(4.9) million ($(0.05) per share) compared to a net loss of $(3.9) million ($(0.04) per share) in 2003. One-time items consisted of restructuring charges totalling $21.4 million taken during the current quarter and charges of $38.2 million taken in the corresponding quarter of 2003. Reported total net loss for the quarter was reduced to $(22.9) million ($(0.22) per share) compared to $(113.7) million ($(1.10) per share) in 2003. Per-share data is on a fully diluted basis.

"Our results for this quarter reflect continued growth in our eHealth operations and improved results in eFinance," said François Côté, President and CEO of Emergis. "The new streamlining initiative we undertook in November responded to an anticipated decline in revenue in certain areas of eFinance in 2005, and should allow us to meet our EBITDA target for the year."

"We met our revenue target for 2004, coming in near the midpoint of the range," Côté added. "In 2005, our focus is clearly on growing the business, both organically and through acquisitions, and on positioning the company to take advantage of market expansion in the eHealth area."

The presentation of the Company's financial results, including both the current and historical periods, reflects the sale of the following operations: U.S. Health in March 2004, eSecurity practice in June 2004 and webdoxs electronic bill presentment operations in July 2004. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net

[1] Non-core operations included the distribution agreement with Bell Canada for legacy products and other non-core and exited products.
[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, loss or gain on foreign exchange, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" in the financial statements.

income, and both revenue and EBITDA exclude their contribution. The contribution of discontinued operations to fourth quarter 2004 results was $3.4 million.

Revenue summary for the quarter

Three-month periods ended December 31, 2004, September 30, 2004 and December 31, 2003, in millions of Canadian dollars:

	Q4 2004	Q3 2004	Q4 2003
eFinance	25.6	29.5	28.0
eHealth	20.0	18.8	15.1
Total core revenue	**45.6**	**48.3**	**43.1**
Non-core	-	-	24.9
Total revenue	**45.6**	**48.3**	**68.0**

- eFinance revenue decreased on a year-over-year basis and sequentially mainly due to lower implementation fees relating to the Company's eLending-U.S. platform, the expiry of certain contracts for messaging and eInvoicing, and to lower professional services fees associated with the Visa Commerce initiative. These decreases were partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations.
- eHealth revenue increased 32% on a year-over-year basis mainly due to acquisitions in the pharmacy back-office area, and 6% sequentially due to higher revenue in the claims processing area.
- Recurring revenue represented 87% of core revenue compared to 79% in the fourth quarter of 2003 and 82% in the third quarter of 2004.

EBITDA summary for the quarter

Three-month periods ended December 31, 2004, September 30, 2004 and December 31, 2003, in millions of Canadian dollars:

	Q4 2004	Q3 2004	Q4 2003
eFinance	3.2	3.0	(3.1)
eHealth	2.7	2.5	4.0
Non-core	-	-	4.4
Restructuring and other	(21.4)	(1.2)	(38.2)
Total EBITDA	**(15.5)**	**4.3**	**(32.9)**

- eFinance contributed $3.2 million to EBITDA in the quarter (13% of eFinance revenue) compared to $3.0 million in the third quarter of 2004 and to an EBITDA loss of $(3.1) million in the fourth quarter last year. The sequential quarterly and year-over-year improvements reflect the Company's continued focus on improving the profitability of eFinance.

- eHealth EBITDA was $2.7 million (14% of eHealth revenue) compared to $2.5 million (13%) in the third quarter and $4.0 million (26%) in the fourth quarter of 2003. The year-over-year decrease was due to certain one-time items and to the absorption of additional operations costs.
- During the first quarter of 2004, $6.3 million of a provision taken in 2003 for restructuring and other charges was reversed due to the postponement of certain restructuring activities beyond the end of the first quarter. Of this amount, some $2.4 million of restructuring and other charges were taken in the second quarter of 2004, $1.2 million in the third quarter and $2.7 million in the current quarter. As a result, the total impact of the reversal and the subsequent charges in 2004 is nil.
- As previously announced, Emergis also undertook in the fourth quarter a new streamlining initiative in response to an anticipated decline in revenue in certain areas of eFinance in 2005. The initiative, which is reflected in an additional restructuring charge of $18.7 million in the current quarter, should allow the Company to meet its 2005 EBITDA target. The charge reflects mainly a reduction in headcount and a rationalization of facilities. Details are provided in the notes to the interim consolidated financial statements.

Financial highlights for the twelve months

Twelve-month periods ended December 31, 2004 and 2003, in millions of Canadian dollars:

	Revenue		EBITDA	
	12 months 2004	12 months 2003	12 months 2004	12 months 2003
eFinance	108.0	118.4	10.2	(12.6)
eHealth	70.9	56.9	9.9	8.5
Total core	**178.9**	**175.3**	**20.1**	**(4.1)**
Non-core	39.6	108.7	11.4	17.8
Restructuring and other	-	-	(18.7)	(38.2)
Total	**218.5**	**284.0**	**12.8**	**(24.5)**

- eFinance revenue decreased mainly due to the expiry of certain point-of sale, messaging, reseller and eInvoicing contracts, and to lower implementation revenue associated with the eLending-U.S. platform. These decreases were partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations. eFinance EBITDA increased by $22.8 million due to the impact of continuing cost reductions and to a contract settlement of $9.1 million received in the second quarter of 2004.
- eHealth revenue grew by 25% compared to 2003 as a result of acquisitions and growth in claims processing activities, and generated a margin of 14% of eHealth revenue.
- Total revenue generated in 2004 was $218.5 million, within the guidance range of $210 million to $230 million. Revenue decreased from 2003 due to a lower contribution from non-core operations, which ceased as of June 30, 2004.
- Total EBITDA in 2004 before one-time items was $17.7 million, coming in ahead of the 2003 level of $13.7 million. The year-over-year improvement was mainly due to a significantly higher contribution from eFinance, partly offset by a lower contribution from non-core

activities. Reported EBITDA improved from a loss in 2003 mainly due to the impact of cost reductions in core operations, contract settlements of $13.8 million received in 2004 and to lower restructuring and other charges. Excluding the restructuring charge associated with the new streamlining initiative, EBITDA came in at $31.5 million, above the target level of $24 to $28 million for 2004.

- Net loss from continuing operations before one-time items was $(20.5) million compared to a loss of $(18.1) million in 2003. On a per fully diluted share basis, the loss was $(0.20) compared to $(0.18). Reported net loss from continuing operations was $(72.0) million ($(0.70) per share) compared to $(60.6) million ($(0.59) per share) in 2003. The 2004 target range for loss per share from continuing operations was $(0.60) to $(0.52). Excluding the impact of the new restructuring initiative, the loss per share came in at the high end of the target range at $(0.52).
- Reported total net loss was $(61.7) million ($(0.60) per share) compared to a net loss of $(96.8) million ($(0.94) per share) in 2003. The smaller net loss in 2004 related principally to a higher contribution from discontinued operations.
- One-time items included contract settlements, restructuring and other charges and a related reversal, and gains on sale, in the periods in which they were recorded.

Financial position at December 31, 2004

Cash on hand at quarter-end was $204.8 million, down from $238.5 million at September 30, 2004, reflecting mainly the repayment of $30.1 million in promissory notes issued to Bell Canada. Total long-term debt at quarter-end was $8.9 million.

Operating Highlights

eFinance

eLending-Canada - In November, Emergis announced the signing of a new five-year, $2.6 million agreement with the Desjardins Group to extend the electronic connection and residential mortgage instruction management services that it has been offering to the caisses in Québec since 2002 to the commercial and industrial sectors. Starting in the spring of 2005, the Emergis® e-Lending Interchange platform will allow some 125 caisses and Desjardins' Corporate Financial Centres to exchange with notaries the information required for awarding and managing mortgages and for closing mortgage loans for commercial and industrial buildings.

eLending-U.S. - In December, Fiserv Lending Solutions selected Emergis' Vendor Services Exchange (VSE) as a key technology component in delivering its new Electronic Partner Connection, an electronic network that will provide mortgage originators with a single online point of entry for the order and delivery of any Fiserv mortgage-related service. Under the three-year, multi-million dollar agreement, Emergis will provide a private-labeled, managed technology solution. With VSE, Fiserv's Electronic Partner Connection will allow all of its lending services to work together seamlessly and efficiently to offer an end-to-end solution to mortgage lenders.

VSE is a workflow management service that transmits loan data and documents between mortgage originators and settlement service providers in real-time. It is part of the Emergis eLending platform, an extensive set of Web-based services designed for paperless loan fulfillment, closing and storage that can be used individually or as an end-to-end solution. The closing and storage functions of the platform are expected to go into production next month.

Visa Commerce - Emergis is working with Visa to expand their relationship with new payment-related opportunities. During 2004, the Visa Commerce platform processed some US$4 billion in electronic payment transactions worldwide. The Company is also assisting Visa in the global implementation of the solution to its Member banks.

eInvoicing - As previously announced, Emergis has responded to less-than-expected market demand for electronic invoice presentment and payment solutions (EIPP) by limiting the on-going development of its eInvoicing solution and centralizing service delivery functions in Montreal. These moves are consistent with the Company's objective to move its U.S. businesses towards profitability. Weak demand experienced by Emergis in its direct sales efforts for eInvoicing has also been felt by its bank distribution partners. During the fourth quarter Emergis reached an agreement with Bank of America estimated at $4.2 million to terminate their agreements for EIPP and to provide for transition services in 2005. In addition, the Company's distribution agreements with JPMorgan Chase Bank will expire in 2005.

eHealth

Medical Claims Processing - In November, Emergis joined an industry consortium, led by MAXIMUS Canada Inc., which has been awarded a contract by the Ministry of Health Services of British Columbia to develop a new electronic service delivery model for the province's Medical Services Plan. The public health care sector represents a significant market for Emergis, and contract wins, such as this one, strengthen its position as the Company pursues opportunities with other provincial governments. Emergis will provide the Ministry with a secure medical claims adjudication solution and processing environment that it will maintain during the ten-year contract, generating estimated revenue of more than $30 million over the term.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the fourth quarter of 2004. To participate, interested stakeholders can dial toll-free 1 800 387-6216, and in Toronto 416 405-9328. The fourth quarter 2004 news release and supplemental information package are posted on www.emergis.com.

An instant replay of the conference call will be available for a week starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3120872#. An archive version of the webcast will also be available starting at 10:30 a.m. today at www.emergis.com.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the top six banks, leading health insurance companies, government agencies and some 2,000 pharmacies, and to large enterprises in the U.S. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any

dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change of control following the divestiture by BCE Inc. of its holdings in Emergis, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 2, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

-30-

Information: John Gutpell 514 868-2232


SEC MAIL PROCESSING
RECEIVED
FEB 1 6 2005
WASH, D.C.
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SECTION


Emergis

Consolidated Statements of Earnings

(millions of Canadian dollars, except income (loss) per share and number of shares)	For the three month period ended December 31, 2004 (unaudited)	For the three month period ended December 31, 2003 (unaudited)	For the year ended December 31, 2004 (unaudited)	For the year ended December 31, 2003 (audited)
Revenue	45.6	68.0	218.5	284.0
Direct costs	9.2	17.0	52.9	79.8
Gross margin	36.4	51.0	165.6	204.2
Contract settlements (note 9)	-	-	13.8	
Expenses				
Operations	12.3	20.6	64.2	87.2
Sales and marketing	5.1	5.8	23.6	30.5
Research and development, net (note 17)	6.9	10.1	34.1	36.0
General and administrative	6.2	9.2	26.0	36.8
Restructuring and other charges (note 12)	21.4	38.2	18.7	38.2
	51.9	83.9	166.6	228.7
(Loss) earnings before under noted items	(15.5)	(32.9)	12.8	(24.5)
Depreciation	3.5	3.6	12.9	14.4
Amortization of intangibles	3.8	4.4	16.1	20.6
Interest income	(0.8)	(4.3)	(10.6)	(17.5)
Interest on long-term debt	0.3	0.8	2.4	3.9
Gain on sale of assets (notes 6 and 7)	-	-	(12.2)	-
Loss on foreign exchange	5.4	-	4.5	0.9
Other	-	(0.5)	(0.1)	(0.6)
Loss from continuing operations before income taxes	(27.7)	(36.9)	(0.2)	(46.2)
Income taxes				
Current	0.3	0.7	1.9	2.9
Future (note 16)	(1.7)	8.8	69.9	11.5
	(1.4)	9.5	71.8	14.4
Loss from continuing operations	(26.3)	(46.4)	(72.0)	(60.6)
Net (loss) income from discontinued operations - net of income taxes (note 10)	3.4	(67.3)	10.3	(36.2)
Net loss	(22.9)	(113.7)	(61.7)	(96.8)
Basic and diluted loss per share ($) from continuing operations	(0.25)	(0.45)	(0.70)	(0.59)
Basic and diluted (loss) income per share ($) from discontinued operations	0.03	(0.65)	0.10	(0.35)
Basic and diluted loss per share ($)	(0.22)	(1.10)	(0.60)	(0.94)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	103,472,432	103,216,784	103,351,096	102,464,835

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.


Emergis

Consolidated Statements of Deficit

(millions of Canadian dollars)	For the year ended December 31, 2004	For the year ended December 31, 2003
	(unaudited)	(audited)
Deficit - beginning of year	(1,176.9)	(1,080.1)
Net loss	(61.7)	(96.8)
Deficit - end of year	(1,238.6)	(1,176.9)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.



Consolidated Balance Sheets

(millions of Canadian dollars)	As at December 31, 2004	As at December 31, 2003
	(unaudited)	(audited)
ASSETS		
Current		
Cash and cash equivalents	204.8	128.6
Accounts receivable	19.4	25.4
Future income taxes	0.2	-
Other current assets (note 17 and 18)	16.8	31.1
Current assets held for sale (note 10)	-	272.7
	241.2	457.8
Fixed assets	25.6	26.1
Intangible assets	31.3	24.2
Goodwill	46.6	38.6
Future income taxes	-	77.3
Other long-term assets	7.3	3.6
Long-term assets held for sale (note 10)	-	13.1
	352.0	640.7
LIABILITIES		
Current		
Accounts payable and accrued liabilities	94.2	144.9
Deferred revenue	7.7	27.9
Deferred credits	3.9	8.9
Current portion of long-term debt	8.3	17.4
Current liabilities related to assets held for sale (note 10)	-	7.7
	114.1	206.8
Deferred credits and other	5.9	6.9
Future income taxes	2.1	-
Long-term debt	8.9	11.7
	131.0	225.4
SHAREHOLDERS' EQUITY		
Capital stock (note 13)	-	1,546.7
Contributed surplus (note 13)	1,465.1	76.8
Deferred stock-based compensation (note 2)	(0.9)	-
Deficit	(1,238.6)	(1,176.9)
Foreign currency translation adjustment	(4.6)	(31.3)
	221.0	415.3
	352.0	640.7

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.


Emergis

Consolidated Statements of Cash Flows

(millions of Canadian dollars)	For the three month period ended December 31, 2004	For the three month period ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2003
	(unaudited)	(unaudited)	(unaudited)	(audited)
Operating activities				
Net loss from continuing operations	(26.3)	(46.4)	(72.0)	(60.6)
Depreciation and amortization	7.3	8.0	29.0	35.0
Gain on sale of assets	-	-	(12.2)	-
Future income taxes	(1.7)	8.8	69.9	11.5
Non-cash foreign exchange loss	3.4	-	4.4	-
Non-cash portion of restructuring and other charges	1.9	16.1	1.9	16.5
Non-cash stock based compensation (note 2)	0.1	0.4	0.5	0.4
Deferred stock-based compensation	(0.9)	-	(0.9)	-
Other	0.3	(0.4)	0.5	(3.1)
Changes in working capital	21.2	26.1	(41.5)	52.8
Cash flows from (used for) operating activities	5.3	12.6	(20.4)	52.5
Investing activities				
Additions to fixed and intangible assets	(3.1)	(2.1)	(13.8)	(8.2)
Acquisitions (note 11)	(1.3)	-	(23.9)	(2.6)
Cash acquired on acquisition of businesses	-	-	0.3	-
Proceeds on sale of businesses	0.8	-	327.4	-
Cash flows (used for) from investing activities	(3.6)	(2.1)	290.0	(10.8)
Financing activities				
Repayment of long-term debt	(32.9)	(6.2)	(49.2)	(40.7)
Issue of long term debt	-	-	1.1	-
Issue (reduction) of common shares	0.1	-	(148.8)	-
Cash flows used for financing activities	(32.8)	(6.2)	(196.9)	(40.7)
Foreign exchange loss on cash held in foreign currencies	(2.6)	(2.5)	(9.0)	(6.2)
Cash flows (used for) from continuing operations	(33.7)	1.8	63.7	(5.2)
Cash flows from discontinued operations (note 10)	-	8.7	3.7	35.6
Cash and cash equivalents				
(Decrease) increase	(33.7)	10.5	67.4	30.4
Balance, beginning of period	238.5	126.9	137.4	107.0
Balance, end of period (1)	204.8	137.4	204.8	137.4
	-			
Supplemental disclosure of cash flow information				
Interest paid	0.8	0.8	3.1	3.4
Income taxes paid	0.1	0.3	1.8	1.2

(1) Includes the following:

Cash and cash equivalents related to:				
Continuing operations	204.8	128.6	204.8	128.6
Discontinued operations (note 10)	-	8.8	-	8.8
	204.8	137.4	204.8	137.4
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	2.9	4.1	6.3	13.4

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2004
(In millions of Canadian dollars except share data) (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2003, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003 and the notes thereto in the 2003 Annual Report. On December 1, 2004, the Company changed its name from BCE Emergis Inc. to Emergis, Inc. The change was made in the context of the divestiture by BCE Inc. of its interest in the Company.

1. Summary of significant accounting policies

Basis of presentation
The consolidated financial statements of Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation as well as presenting the US Health, eSecurity and webdoxs operations as discontinued operations.

Impairment of long-lived assets
The Canadian Institute of Chartered Accountants (CICA) issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The adoption of this new standard did not have an impact on the consolidated financial statements.

Hedging relationships
Effective January 1, 2004 the Company adopted Accounting Guideline 13 (AcG-13), Hedging relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship
- application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship
- formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment
- the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

Disclosure required by this new accounting guideline has been provided in note 18 to the consolidated financial statements.

(In millions of Canadian dollars except share data) (unaudited)

2. Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002. In 2003, and in accordance with Handbook Section 3870, the Company elected to adopt the prospective application of the fair value based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. The Company has also elected to continue to account for employee stock options granted in 2002 by measuring the compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees and included in note 13 was 2,938,531 as at December 31, 2004. On July 2, 2004, following the $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47.

The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option-pricing model.

	For the three-month period ended December 31		For the year ended December 31	
	2004	2003	2004	2003
Compensation expense ($ millions)	$0.1	$0.4	$0.5	$0.4
Weighted-average grant date fair value ($) (1)	$1.80	$3.28	$2.86	$4.16
Weighted average assumptions				
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60.0%	75.0%	60.0%	75.0%
Risk-free interest rate	3.76%	3.71%	3.46%	3.88%
Expected life (years)	4	4	4	4

(1): Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

(In millions of Canadian dollars except share data) (unaudited)

2. Stock-based compensation (continued)

The following pro forma disclosure outlines the impact had the Company used the fair value based method of accounting for awards granted in 2002 to determine the compensation cost for the Company's stock-based employee compensation plans:

	For the three-month period ended December 31		For the year ended December 31	
	2004	2003	2004	2003
Net loss, as reported	(22.9)	(113.7)	(61.7)	(96.8)
Adjustment to net income (loss)	(0.6)	(1.8)	0.8	(7.0)
Pro forma net loss	(23.5)	(115.5)	(60.9)	(103.8)
Pro forma basic and diluted loss per share ($)	(0.23)	(1.12)	(0.59)	(1.01)

On September 10, 2004, the Board of Directors adopted a restricted share rights plan for selected key executives. The share right represents a right to receive a fully paid common share of the Company once a vesting condition pertaining to that share is fulfilled, The vesting condition is the participant's continuous employment at Emergis for a period of three years starting from the date of the share right award. Under the terms of this plan, the Company has funded the purchase of 254,000 Emergis shares which are held in trust to be released to certain key executives upon fulfilment of the vesting condition. The Company recorded a compensation expense of $0.1 for the three-month period ended December 31, 2004, and the related deferred stock-based compensation amount of $0.9 million included in shareholders' equity.

3. Net income per share

The reconciliation of diluted loss from continuing operations per share for the three-month period and year ended December 31, 2004 is presented below:

	For the three-month period ended December 31, 2004			For the year ended December 31, 2004		
	Net loss (numerator)	Number of shares (denominator)	Per share amount ($)	Net loss (numerator)	Number of shares (denominator)	Per share amount ($)
Net loss from continuing operations attributable to common shareholders	(26.3)	103,472,432	(0.25)	(72.0)	103,351,096	(0.70)

The following securities were excluded from the calculation of diluted net earnings per share since the Company reported a net loss or a loss from continuing operations for all the periods shown below and the average market value of the underlying shares were less than the exercise price of the securities:

(number of shares)	For the three-month period ended December 31, 2004	For the three-month period ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2003
Options	2,938,531	6,045,842	2,938,531	6,045,842
Common shares to be issued related to acquisitions	-	1,792,364	-	1,762,364
Warrants	9,284	300,000	9,284	300,000

(In millions of Canadian dollars except share data) (unaudited)

4. Sale of US Health operations

In December 2003, as a result of the Board of Director's approval of the Company's plan to sell its US Health operations, the Company wrote down the value of long-term assets associated with these operations by $77.3 million. For the three-months ended March 31, 2004, the Company recorded a gain on the sale of the US Health operations of $1.7 million, which was included in the net income from discontinued operations. For the three-months ended June 30, 2004, this gain was reduced by $6.5 million as a result of working capital and disposal cost adjustments related to the sale. As a final adjustment to the working capital calculation, the Company recorded in the three-month period ended September 30, 2004 an additional loss on sale of $2.8 million. At the end of fiscal 2004, the Company finalized its calculation of the gain or loss on the sale of US Health resulting in a gain of $3.4 million relating to foreign exchange. The total loss on the sale of US Health operations for the year ended December 31, 2004 amounted to $4.2 million. The details of the sale are as follows:

(a) Sale of care management segment of US Health

On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services (NHS), a wholly owned subsidiary of the Company, for a total cash consideration of US$10 million.

(b) Sale of preferred provider organization (PPO) segment of US Health

On December 31, 2003, the Company reached an agreement to sell the PPO operations component of its US Health operations for a total consideration of US$213 million, subject to certain closing adjustments. The sale of the PPO operations was completed on March 4, 2004 and involved the sale of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company. BCE Emergis Corporation carried on the PPO operations of the Company and also held options to purchase shares of a publicly traded company. These options remained in BCE Emergis Corporation at closing, but the sale agreement includes a price adjustment associated with the exercise of the options or the purchase of these options by a third party. These options are currently the subject of a dispute between the Company's former subsidiary, BCE Emergis Corporation, and the grantors of these options.

The purchase price was subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the PPO operations as of the closing date: any shortfall from or excess from US$19.0 million was payable by the Company or receivable by the Company on a dollar-for-dollar basis. In the three-month period ended June 30, 2004, the Company recorded working capital and disposal cost adjustments of $6.5 million and a final working capital adjustment of $2.8 million in the three-month period ended September 30, 2004, which have been included in income from discontinued operations.

The Company has provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation which covers principally any breach of representations and warranties and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ended December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations. This indemnification has been reflected in Note 19 to the consolidated financial statements.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represents an obligation of US$14.5 million over the lease term. The Company has sublet, to third parties, a portion of this lease for periods up to March 2011 totalling $10.9 million.

(In millions of Canadian dollars except share data) (unaudited)

5. Sale of eSecurity operations

On June 30, 2004, the Company sold its eSecurity operations for proceeds of $30.3 million, subject to certain closing adjustments. During the three-month period ended June 30, 2004, the Company recorded a gain on sale of the eSecurity operations of $15.4 million, which is included in income from discontinued operations.

6. Sale of intangible assets

On June 30, 2004, in conjunction with the early termination of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company sold the intangible assets used to service this product for proceeds of $10.3 million. During the three-month period ended June 30, 2004, the Company recorded a gain on the sale of these assets in the amount of $10.3 million which is included in income from continuing operations.

7. Sale of BCE Emergis Systems Inc.

On May 28, 2004, the Company completed the sale of 100% of the issued and outstanding shares of BCE Emergis Systems Inc., a wholly owned US subsidiary of the Company, which carried on the legacy messaging and translation services as part of the messaging and collaboration operations, for a total cash consideration of US$0.8 million ($1.3 million). During the three-month period ended June 30, 2004, the Company recorded a gain on sale of $1.3 million which is included in income from continuing operations.

8. Sale of webdoxs operations

On July 7, 2004 the Company sold its webdoxs operations for a total consideration of $14.5 million, resulting in a nil gain on sale. The Company received $8.0 million at closing and $1.5 million in December 2004. The remaining amounts are receivable in two instalments of $2.5 million in December 2007 and 2008. These remaining balances are included in long term other assets and bear interest at prime plus 1%.

9. Contract settlements

On April 13, 2004 the Company received US$8.8 million ($11.5 million) in settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that the Company no longer markets. An amount of $9.1 million related to the settlement of the contract, with the balance related to outstanding commissions receivable and repayment of 2004 legal costs incurred by the Company, was recorded in the three-month period ended June 30, 2004.

On May 6, 2004 the Company entered into an agreement with Bell Canada for the early termination of the extended exclusive distribution agreement signed in 2001. An amount of $4.7 million related to the settlement of the contract was recorded in the three-month period ended June 30, 2004.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2004

(In millions of Canadian dollars except share data) (unaudited)

10. Discontinued operations and assets held for sale

On December 31, 2003, the Board of Directors approved the Company's plan to sell its US Health operations. The US Health operations included the preferred provider organization (PPO) segment and the care management segment which were part of the eHealth segment. The Company completed the sale of the PPO segment and the care management segment of its US Health operations in March 2004. Additionally, on June 30, 2004, the Company completed the sale of its eSecurity operations and on July 7, 2004 the Company completed the sale of the webdoxs operations. The eSecurity and webdoxs operations were originally part of the eFinance segment. Accordingly, the results of operations, cash flows and financial position of the US Health, eSecurity, and webdoxs operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended December 31, 2004				For the three-month period ended December 31, 2003			
	US Health	eSecurity	webdoxs	Total	US Health	eSecurity	webdoxs	Total
Revenue	-	-	-	-	36.5	8.0	1.2	45.7
Direct costs	-	-	-	-	3.9	0.7	0.4	5.0
Gross margin	-	-	-	-	32.6	7.3	0.8	40.7
Expenses								
Operations	-	-	-	-	13.9	2.1	0.4	16.4
Sales and marketing	-	-	-	-	1.8	0.4	0.5	2.7
Research and development, net	-	-	-	-	1.5	1.1	0.5	3.1
General and administrative	-	-	-	-	2.8	-	-	2.8
	-	-	-	-	20.0	3.6	1.4	25.0
Earnings (loss) before under noted items	-	-	-	-	12.6	3.7	(0.6)	15.7
Depreciation	-	-	-	-	0.8	0.9	0.1	1.8
Amortization of intangible assets	-	-	-	-	0.6	0.3	1.5	2.4
Write-down related to assets held for sale	-	-	-	-	77.3	-	-	77.3
Interest on long-term debt	-	-	-	-	0.2	-	-	0.2
Gain on sale of assets held for sale	(3.4)	-	-	(3.4)	-	-	-	-
Other	-	-	-	-	(0.3)	-	-	(0.3)
(Loss) income before income taxes	3.4	-	-	3.4	(66.0)	2.5	(2.2)	(65.7)
Income taxes (recovery)								
Current	-	-	-	-	(0.1)	-	-	(0.1)
Future	-	-	-	-	0.8	0.9	-	1.7
	-	-	-	-	0.7	0.9	-	1.6
(Loss) income from discontinued operations	3.4	-	-	3.4	(66.7)	1.6	(2.2)	(67.3)

(In millions of Canadian dollars except share data) (unaudited)

10. Discontinued operations and assets held for sale (continued)

	For the year ended December 31, 2004				For the year ended December 31, 2003			
	US Health	eSecurity	webdoxs	Total	US Health	eSecurity	webdoxs	Total
Revenue	25.4	16.1	1.4	42.9	162.6	29.2	3.2	195.0
Direct costs	3.0	2.0	0.9	5.9	16.4	2.6	1.4	20.4
Gross margin	22.4	14.1	0.5	37.0	146.2	26.6	1.8	174.6
Expenses								
Operations	10.8	4.5	0.9	16.2	62.1	7.1	1.8	71.0
Sales and marketing	1.5	1.4	0.6	3.5	7.9	1.6	2.1	11.6
Research and development, net	1.3	3.0	(0.2)	4.1	6.7	4.9	1.9	13.5
General and administrative	3.6	0.1	-	3.7	12.8	-	-	12.8
	17.2	9.0	1.3	27.5	89.5	13.6	5.8	108.9
Earnings (loss) before under noted items	5.2	5.1	(0.8)	9.5	56.7	13.0	(4.0)	65.7
Depreciation	0.4	1.9	0.2	2.5	3.9	3.4	0.2	7.5
Amortization of intangible assets	0.3	0.7	1.1	2.1	2.3	1.2	6.2	9.7
Write-down related to assets held for sale	-	-	-	-	77.3	-	-	77.3
Interest income	-	-	-	-	(0.1)	-	-	(0.1)
Interest on long-term debt	0.1	-	-	0.1	0.2	-	-	0.2
Gain on sale of other assets	-	-	-	-	(1.2)	-	-	(1.2)
Loss (gain) on sale of assets held for sale	4.2	(15.4)	-	(11.2)	-	-	-	-
Other	-	-	-	-	(0.4)	-	-	(0.4)
(Loss) income before income taxes	0.2	17.9	(2.1)	16.0	(25.3)	8.4	(10.4)	(27.3)
Income taxes (recovery)								
Current	0.1	-	-	0.1	3.7	-	-	3.7
Future	(0.5)	6.1	-	5.6	2.3	2.9	-	5.2
	(0.4)	6.1	-	5.7	6.0	2.9	-	8.9
Income (loss) from discontinued operations	0.6	11.8	(2.1)	10.3	(31.3)	5.5	(10.4)	(36.2)

(In millions of Canadian dollars except share data) (unaudited)

10. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended December 31		For the year ended December 31	
	2004	2003	2004	2003
Operating activities	-	11.4	7.1	45.3
Investing activities	-	(1.4)	(1.8)	(4.1)
Financing activities	-	(0.9)	(1.7)	(3.2)
Foreign exchange gain (loss) on cash held in foreign currencies	-	(0.4)	0.1	(2.4)
Cash flows from discontinued operations	-	8.7	3.7	35.6

The assets and liabilities have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale" and current "Liabilities related to assets held for sale".

The assets and related liabilities held for sale were as follows:

	As at December 31 2004	As at December 31 2003
ASSETS		
Current		
Cash and cash equivalents	-	8.8
Accounts receivable	-	28.5
Future income taxes	-	36.6
Fixed assets	-	14.0
Intangible assets	-	4.8
Goodwill	-	154.7
Other current assets	-	52.1
Less: write-down related to assets held for sale	-	(26.8)
	-	272.7
Intangible assets		13.1
	-	285.8
LIABILITIES		
Current		
Accounts payable and accrued liabilities	-	6.4
Deferred revenue	-	0.8
Current portion of long-term debt	-	0.5
	-	7.7
SHAREHOLDERS' EQUITY		
Capital Stock (a)	-	10.1
	-	10.1

(a) As a result of the Company's sale of its US Health Operations, the final instalment of $10.1 million payable in June 2004 relating to its acquisition of Associates for HealthCare in June 2001 was no longer an obligation of the Company.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2004

(In millions of Canadian dollars except share data) (unaudited)

11. Acquisitions

The company acquired the following companies over the course of the year ended December 31, 2004.

	Ware Solutions Corporation	Gestion Infopharm Inc.	TriComp Systems Ltd.	Q1 Data Systems / AH Computer Systems
Total purchase price allocated as follows:				
Current assets	0.7	3.0	1.2	-
Fixed assets	0.1	1.8	0.1	0.1
Intangible assets	-	0.3	0.6	-
Current liabilities	(0.3)	(0.8)	(0.6)	-
Deferred revenues	(0.3)	(1.7)	(0.5)	(0.1)
Long-term liabilities	(1.7)	(1.1)	(0.3)	-
Allocation of excess of purchase price:				
Acquired technologies	6.8	-	-	-
Customer relationships	-	6.5	1.6	1.4
Goodwill	-	6.2	2.8	-
Cost of acquisition	5.3	14.2	4.9	1.4

WARE Solutions Corporation

On January 15, 2004, the Company acquired all the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. The Company also incurred transaction costs in the amount of $0.3 million in connection with the acquisition, relating mostly to professional fees. WARE Solutions Corporation offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payor organizations.

Gestion InfoPharm Inc.

On March 19, 2004, the Company acquired all the issued and outstanding shares of Gestion InfoPharm Inc. for an initial cash consideration of $12.4 million, not including a working capital adjustment of $0.2 million received in October 2004 and a holdback of $1.5 million payable in March 2005. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition, relating mostly to professional fees. Gestion InfoPharm specializes in the design, development and marketing of dispensary and point-of-sales software solutions customized for pharmacies

Tri-Comp Systems Ltd.

On March 22, 2004, the Company acquired all the issued and outstanding shares of Tri-Comp Systems Ltd. for cash consideration of $4.5 million. The Company also incurred transaction costs in the amount of $0.4 million in connection with the acquisition, relating mostly to professional fees. Tri-Comp Systems provides management software and point of sale systems to pharmacies.

(In millions of Canadian dollars except share data) (unaudited)

QS1 Data Systems Ltd. /AH Computer Systems (1988) Ltd.

On October 26, 2004, the Company purchased certain assets and assumed certain liabilities of QS/1 Data Systems Ltd. and AH Computer Systems (1988) Ltd. for cash consideration of $1.3 million. The company also incurred transaction costs in the amount of $0.1 million in connection with this acquisition, relating mostly to professional fees. QS/1 Data Systems and AH Computer Systems provide pharmacy management software systems and related services to pharmacies in Canada.

All of the above acquisitions were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The allocation of purchase price to the acquired technologies and customer relationships is being amortized over a five-year period.

12. Restructuring and other charges

On November 1, 2004 the Board of Directors authorized the Company to proceed with a 2004 restructuring plan involving principally a reduction of headcount and rationalization of facilities, which was designed to continue the streamlining of the Company's organizational structure to ensure that costs remain in line with revenue. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004. The charge included cash restructuring charges totalling $17.6 million for employee severance and other employee costs of $10.8 million and facilities-related costs of $6.8 million and non-cash asset write-downs of $1.1 million. During the three-month period ended December 31, 2004, the Company disbursed $3.4 million related to employee severance and other related costs. The balance of the related 2004 restructuring provision as at December 31, 2004 was $14.2 million and is included in accounts payable and accrued liabilities.

In December 2003, the Board of Directors approved the Company's plan to sell its US Health operations. As a result of this approval, the Company developed a 2003 restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. During the three-month period ended March 31, 2004 the Company completed the sale of its US Health operations and consequently experienced delays in executing the restructuring program developed in 2003. As a result, the Company reduced the restructuring charge relating to employee severance and other related costs by $6.3 million for the three-month period ended March 31, 2004. The Company continued the execution of its restructuring program and recorded $2.4 million, $1.2 million and $2.7 million during the three-month periods ended June 30, 2004, and September 30, 2004 and December 31, 2004, respectively, related to employee severance and other related costs.

The balance of the 2002 and 2003 restructuring provisions as at December 31, 2003 was $31.1 million. During the first quarter of 2004 the Company reduced the restructuring charge by $6.3 million and disbursed $6.1 million relating to employee severance and other employee costs. During the second, third and fourth quarters of 2004, the Company increased the restructuring charges by $2.4 million, $1.2 million and $2.7 million, respectively, and disbursed $6.3 million, $5.3 million and $6.0 million, respectively, relating to employee severance and other related costs. The balance of the related restructuring provisions as at December 31, 2004 was $7.4 million. An amount of $4.5 million is included in accounts payable and accrued liabilities and $2.9 million is included in long-term deferred credits and other.

(In millions of Canadian dollars except share data) (unaudited)

13. Equity components

The stated capital stock as at December 31, 2004 is detailed as follows:

	Number of shares	Issued and fully paid	Not issued and not fully paid	Options issued as part of acquisition	TOTAL
Balance at January 1, 2004	103,216,870	1,533.0	11.6	2.1	1,546.7
Issue of common shares (a)	19,642	-	-	-	-
Issue of common shares (b)	265,721	1.2	-	-	1.2
Issue of common shares (c)	-	-	(11.6)	-	(11.6)
Special cash distribution (d)	-	(150.0)	-	-	(150.0)
Reduction of stated capital (e)	-	(1,210.0)	-	-	(1,210.0)
Reduction of stated capital (f)	-	(175.8)	-	-	(175.8)
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies	-	1.6	-	(2.1)	(0.5)
Balance at December 31, 2004	103,502,233	-	-	-	-

Contributed surplus	$
Balance at January 1, 2004	76.8
Amount related to the AHC acquisition (c)	1.5
Reduction of stated capital (e)	1,210.0
Reduction of stated capital (f)	175.8
Amount related to stock based compensation (g)	0.5
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies	0.5
Balance at December 31, 2004	1,465.1

(a) 19,642 stock options were exercised to purchase 19,642 common shares for cash consideration of $14 thousand.

(b) 265,721 treasury common shares were issued to the Company's employees as part of an employee share purchase plan.

(c) In the first quarter the Company paid US$0.8 million ($1.1 million) representing the final payment of the third instalment and extinguished the remaining amount payable of $10.1 million under the fourth instalment of the purchase price for the acquisition of Associates for HealthCare of June 2001 as this was no longer an obligation of the Company following the sale of the US Health operations. An amount of $1.5 million representing the differential between the share value in the first quarter and the estimated share value at June 28, 2001 was attributed to contributed surplus.

(d) On June 30, 2004 the Company paid a special cash distribution of $150 million, representing a reduction in the stated capital of common shares, to shareholders of record on June 25, 2004.

(e) On June 30, 2004, the Company also completed a second reduction of the stated capital of common shares in the amount of $1.21 billion. This amount was attributed to contributed surplus.

(f) On December 1, 2004, the Company reduced, for the third time, its stated capital for its common shares to an amount of $1.00 in the aggregate, resulting in a reduction of stated capital of $175.8 million. This amount was attributed to contributed surplus.

(g) During the year the Company expensed $0.5 million relating to stock options (note 2). This amount was attributed to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2004
(In millions of Canadian dollars except share data) (unaudited)

13. Equity components (continued)

Stock option plans	Options
Stock option plans for common shares at prices ranging from $0.44 to $105.23 per share and expiry dates up to 2010	2,938,531

Warrants:
From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The following table summarizes warrant activity:

	Number of warrants outstanding (1)	Number of warrants exercisable (1)	Exercise price of warrants exercisable ($)
Outstanding – January 1, 2004	650,000	300,000	47.24
Expired	(300,000)		
Outstanding – December 31, 2004	350,000	9,284	5.78

(1) Warrants are convertible into common shares of the Company on a 1:1 basis.

The warrants expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

(In millions of Canadian dollars except share data) (unaudited)

14. Operating segment information

In December 2003, the Board of Directors approved the Company's plan to sell its US Health operations. Additionally, in June 2004 and July 2004, the Company completed the sale of its eSecurity and webdoxs operations, respectively. Accordingly, the Company has classified the US Health, eSecurity, and webdoxs operations as discontinued operations. The US Health operations were originally part of the eHealth segment and the eSecurity and webdoxs operations were originally part of the eFinance segment.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose non-core operations which were originally included in the eFinance and eHealth segments. The non-core operations include the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products. The Company has restated comparative results to reflect this change.

The other non-allocated amounts represent the non-allocated restructuring and other charges.

The following table shows the activities of each of the segments excluding the US Health, eSecurity, and webdoxs operations:

For the three-month period ended December 31

	eFinance segment		eHealth segment		Non-core segment		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	25.6	28.0	20.0	15.1	-	24.9	-	-	45.6	68.0
Direct costs	3.5	4.0	5.7	3.3	-	9.7	-	-	9.2	17.0
Gross margin	22.1	24.0	14.3	11.8	-	15.2	-	-	36.4	51.0
***EBITDA* (1)**	3.2	(3.1)	2.7	4.0	-	4.4	(21.4)	(38.2)	(15.5)	(32.9)
Goodwill as at December 31	14.0	14.9	32.6	23.7	-	-	-	-	46.6	38.6

For the year ended December 31

	eFinance segment		eHealth segment		Non-core segment		Other non-allocated		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	108.0	118.4	70.9	56.9	39.6	108.7	-	-	218.5	284.0
Direct costs	19.0	22.8	18.0	14.5	15.9	42.5	-	-	52.9	79.8
Gross margin	89.0	95.6	52.9	42.4	23.7	66.2	-	-	165.6	204.2
***EBITDA* (1)**	10.2	(12.6)	9.9	8.5	11.4	17.8	(18.7)	(38.2)	12.8	(24.5)
Goodwill as at December 31	14.0	14.9	32.6	23.7	-	-	-	-	46.6	38.6

(1) The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as earnings before depreciation, amortization of intangible assets, interest, loss or gain on foreign exchange, other income and expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under noted items" in the financial statements.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segments. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2004

(In millions of Canadian dollars except share data) (unaudited)

14. Operating segment information (continued)

Geographic information

The following table sets out certain geographical information relative to the Company excluding the US Health, eSecurity and webdoxs operations:

	For the three-month period ended December 31		For the year ended December 31	
Revenue ($)	**2004**	**2003**	**2004**	**2003**
Canada	39.2	56.5	180.3	234.7
United States	6.4	11.5	38.2	49.3
Total	**45.6**	**68.0**	**218.5**	**284.0**

15. Related party information

On June 16, 2004 BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer related parties to the Company. The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties:

	For the three-month period ended December 31		For the year ended December 31	
	2004	**2003**	**2004**	**2003**
Revenue ($) [a]	-	21.9	25.9	91.4
Direct costs	-	14.7	22.4	63.9
Expenses	-	12.5	18.3	53.7
Interest income	-	4.1	6.4	16.0

[a] Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related party amount). Included in related party revenue is the amount derived directly from Bell Canada in the amount of nil ($10.0 million) and $7.6 million ($41.2 million) for the three-month period and year ended December 31, 2004 (2003), respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is nil ($13.5 million) and $24.3 million ($57.4 million) for the three-month period and year ended December 31, 2004 (2003) and are excluded from the related party amount.

Included in direct costs and expenses is nil ($19.6 million) and $26.4 million ($82.3 million) for the three-month period and year ended December 31, 2004 (2003) related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

(In millions of Canadian dollars except share data) (unaudited)

15. Related party information (continued)

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004:

	As at December 31, 2004	As at December 31, 2003
Accounts receivable	-	10.1
Other current assets	-	16.0
Accounts payable and accrued liabilities	-	58.5
Deferred revenue	-	5.0

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of nil ($14.1 million) and $21.7 million ($52.2 million) for the three-month period and year ended December 31, 2004 (2003). The Company also incurred interest expense of nil ($9.7 million) and $15.3 million ($36.2 million) for the three-month period and year ended December 31, 2004 (2003). For income tax purposes, the nil ($14.1 million) and $21.7 million ($52.2 million) in interest income for the three-month period and year ended December 31, 2004 (2003) increase the taxable income of the Company and accelerate the use of the Company's tax attributes resulting in nil ($4.6 million) and $7.5 million ($16.6 million) reductions in future income tax assets in Canada for the three-month period and year ended December 31, 2004 (2003), respectively.

The net interest amounts of nil ($4.4 million) and $6.4 million ($16.0 million) for the three-month period and year ended December 31, 2004 (2003) have been recorded as interest income.

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan bearing interest at a rate of 5.235% since January 1, 2004. The loan was unsecured and subordinated, was payable on demand and was repayable at any time.

A wholly owned subsidiary of the Company had issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares were non-voting, cumulative, redeemable and retractable at any time. The dividend rate was 3.697% per annum since January 1, 2004. The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares were reset at the beginning of each year. The wholly owned subsidiary had loaned the preferred share issue proceeds of $1.0 billion to its parent company, on an interest-free basis. This loan was payable on demand and was repayable at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party was entitled to terminate these agreements at any time. In addition, the arrangement was to be terminated in the event BCE was no longer the controlling shareholder of the Company. This arrangement was, therefore, terminated on May 31, 2004 as a result of BCE's decision to sell its ownership interest in the Company.

The Company had the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada. This arrangement was terminated through the exercise of legal rights of offset on May 31, 2004. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

(In millions of Canadian dollars except share data) (unaudited)

16. Income taxes

During the three-month period ended June 30, 2004 the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets are no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004.

17. Government assistance

During the three-month period ended June 30, 2004 the Company became eligible to receive a retroactive tax credit in the amount of $1.8 million from Investissement Québec relating to the period from June 23, 2003 to June 30, 2004. During the three-month periods ended September 30, 2004 and December 31, 2004, the Company recorded $0.4 million and nil, respectively, related to this investment tax credit. This credit is with respect to the relocation of Quebec based employees performing specified, qualifying activities to the Carrefour de la Nouvelle Technologie in Longueuil, Quebec This amount has been recorded as a reduction of research and development expenses in the statement of earnings and has been classified under other current assets on the balance sheet.

18. Derivative financial instruments

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

The following derivative instruments were outstanding at December 31, 2004

- currency forward contracts relating mainly to a net investment in a foreign subsidiary

At December 31, 2004, principal amounts to be received under currency contracts are $30.3 million, whereas principal amounts to be paid under these contracts are US$25.0 million.

The carrying value of all financial instruments approximates fair value other than the financial instrument related to the options currently held in a public company by the Company's former subsidiary, BCE Emergis Corporation, which are carried at a cost of approximately $10.0 million and for which the fair market value currently is non-determinable because these options are currently the subject of a dispute between the Company's former subsidiary, BCE Emergis Corporation and the grantors of these options.

19. Guarantees

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure, under these guarantees represented a cumulative amount of approximately $157.7 million as at December 31, 2004, except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. However, based on the Company's experience, the Company believes that any potential payment will not be significant. The Company's representations and warranties exist for a period ending no later than December 31, 2005 except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations and for an amount of $0.3 million which exist for a period ending no later than May 28, 2007. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

19. Guarantees (continued)

In addition, the Company provides indemnification agreements to counterparties in transactions such as the sale of services, purchase and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparty as a consequence of the agreement. The term of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevent the Company from making a reasonable estimate of the maximum potential amounts that the Company could be required to pay the counterparties. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004. Historically, the Company has not made any significant payments under such indemnification agreements.


SEC MAIL PROCESSING
RECEIVED
FEB 1 6 2005
WASH, D.C. 202 SECTION


Emergis

>>> News release

Emergis announces retirement of Robert Kearney from its Board of Directors

Montréal, February 7, 2005 – Emergis Inc. (TSX: EME) announced today that Robert Kearney, a Director of the Company since August 1998, is leaving the Board effective today.

As Chairman of the Audit Committee of the Board of Emergis, Robert Kearney oversaw the implementation of the new more stringent corporate governance measures as they relate to audit committees and financial reporting. He also played a significant role as a Director in the smooth transition of Emergis to an independent company following the sale by BCE Inc. of its interest in Emergis in June of last year. Mr. Kearney is a former President and Chief Executive Officer of Bell Canada.

Mr. Kearney is replaced in his capacity as Chairman of the Audit Committee by J. Spencer Lanthier, who has served on the Board since February 2003. Mr. Lanthier is a respected figure in the Canadian accounting field; he retired from KPMG Canada in 1999, after a 39-year career at KPMG and at its predecessor firm, Peat, Marwick, Mitchell & Co. He currently serves on a number of Boards of Directors including the Bank of Canada, Gerdau AmeriSteel and TSX Group.

With Mr. Kearney's retirement, Emergis' Board of Directors will now be comprised of eight members:

- Jean Monty, Chairman of the Board of Emergis;
- François Côté, President and Chief Executive Officer of Emergis;
- Pierre Ducros, former Chairman of the Board and Chief Executive Officer of DMR Group;
- J. Spencer Lanthier, corporate director and former Chairman and Chief Executive Officer of KPMG;
- Peter Maurice, corporate director and former President and Chief Executive Officer of Canada Trust;
- Eric Rosenfeld, President and Chief Executive Officer of Crescendo Partners;
- Calin Rovinescu, Partner of Genuity;
- Ron Zambonini, Chairman of the Board of Cognos.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the top six banks, leading health insurance companies, government agencies and some 2,000 pharmacies, and to large enterprises in the U.S. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual

results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change of control following the divestiture by BCE Inc. of its holdings in Emergis, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 7, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

-30-

For further information:

Media: Ann-Marie Gagné, 514 868-2361
Investors: John Gutpell, 514 868-2232